FORM 4

1	Name and Address of Reporting Person

	Ramat Securities Ltd
	23811 Chagrin Blvd #200
	Beachwood, OH 44122-5525

2	Issuer Name and Trading Symbol

	AVIVA PETROLEUM, Inc.  AVVP

3	I.R.S. Identification Number of Reporting Person
	(Voluntary)

4	Statement for Month/Year

	June 2001

5	If Amendment Date of Original

6	Relationship of Reporting Person to Issuer

	X 10% Owner

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person



Table I		Non-Derivative Securities Acquired, Disposed of
		or Beneficially Owned

    1		Title of Security-	Common


    2		3	      4			    5		   6	    7
Trans		Trans	Securities		Amount	Owner	Nature
Date		Code	Acquired/		Bene-		Ship	of In-
			Disposed		fically		Form	direct
						Owned			Owner
6/11/01	C	(A) 6,577,370		6,577,370	D

6/11/01	C	(A) 4,055,100		4,055,100	I	100%
									Funded Trust
Table II	Derivative Securities Acquired, Disposed of/or
		Beneficially Owned

    1		Title of Derivative Security

		AVIVA PETROLEUM, Inc. Depositary Shares
		(Each Depositary Share represents five shares of common stock)

    2		Conversion of Derivative Security- 5 shares per
		Depositary Share

    6		Date Exercisable/Expiration Date


    3          4	 5                      7                  8		9	   10	    11
Trans	Trans	Number of	Amount of	Price	Number  Owner  Nature of
Date	Code	Derivative	Underlying		Deriv	    ship	    Indirect
		Securities	Securities		Owned	    Form   Owner
6/11/01   C	(D) 1,315,474	  6,577,370		   -0-          D

6/11/01   C      	(D)    811,020	  4,055,100		   -0-           I	    100%
									    Funded Trust







Explanation of Responses:


MANDATORY CONVERSION- All Depositary Shares (Each
Depositary Share represents five shares of common stock) converted to common stock.






Signature					Ramat Securities Ltd		7/2/01